UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                January 23, 2007

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                           PETROLEUM GEO-SERVICES ASA
             (Exact name of registrant as specified in its charter)


                      STRANDVEIEN 4, N-1325 LYSAKER, NORWAY
                    (Address of principal executive offices)

                                    001-14614
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

PGS - BOARD MEMBER RESIGNS

JANUARY 22, 2007: OSLO, NORWAY - Petroleum Geo-Services ASA ('PGS' or the 'Company') (OSE and NYSE: PGS) announced today that Mr. Anthony Tripodo has resigned from the Board of Directors effective from February 1, 2007, due to his recent appointment as Executive Vice President and Chief Financial Officer of the oil services company Tesco Corporation. Tesco is a global leader in the design, manufacture and service of technology based solutions for the upstream energy industry based in Houston, Texas. Mr. Tripodo was elected to the PGS Board in October 2003.


The PGS' Nomination Committee has started the search for Mr. Tripodo's successor, for election on the Annual General Meeting scheduled for June 13, 2007.


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Petroleum Geo-Services is a focused geophysical company providing a broad range of seismic and reservoir services, including acquisition, processing, interpretation, and field evaluation. The company also possesses the world's most extensive multi-client data library. PGS operates on a worldwide basis with headquarters at Lysaker, Norway.

For more information on Petroleum Geo-Services visit www.pgs.com.


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The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company, which are beyond its control and are subject to certain additional risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission including the Company's most recent Annual Report on Form 20-F for the year ended December 31, 2005. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.



FOR DETAILS, CONTACT:

OLA BOSTERUD
Phone:   +47 67 52 64 00
Mobile: +47 90 95 47 43


CHRISTOPHER MOLLERLOKKEN
Phone:   +47 67 52 64 00
Mobile: +47 90 27 63 55


US INVESTOR SERVICES
Katrina Green
Phone: +1 281 509 8000

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                              PETROLEUM GEO-SERVICES ASA
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                                                     (Registrant)

    January 23, 2007                           /s/ CHRISTOPHER MOLLERLOKKEN
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        (Date)                                 Christopher Mollerlokken
                                              Investor Relations Manager